

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2023

Mark Marinko
Chief Financial Officer
SunCoke Energy, Inc.
1011 Warrenville Road , Suite 600
Lisle , Illinois 60532

> **Re: SunCoke Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **File No. 1-35243**

Dear Mark Marinko:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing